UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

On February 27, 2008, Corpbanca published a notice in the Chilean newspaper La Tercera announcing the payment of a dividend to its shareholders of record as of February 20, 2008, approved at its Ordinary Shareholders’ Meeting held on February 26, 2008. The notice was also sent to the Chilean Superintendent of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras or the SBIF), the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or the SVS), the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Valparaiso Stock Exchange (Bolsa de Comercio de Valparaiso), and the Chilean Electronic Exchange (Bolsa Electrónica de Chile). An unofficial English language translation of the notice is attached hereto as Exhibit 99.1. On February 29, 2008, Corpbanca also announced through a separate press release the payment of such dividend. A copy of the press release announcing the payment of such dividend is attached hereto as Exhibit 99.2.

In addition, on February 27, 2008, Corpbanca also published a notice in the Chilean newspaper La Tercera disclosing as a material event the election of Mr. Arturo Valenzuela Bowie to its board of directors. The notice was also sent to the SBIF, the SVS, the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Valparaiso Stock Exchange (Bolsa de Comercio de Valparaiso), and the Chilean Electronic Exchange (Bolsa Electrónica de Chile). An unofficial English language translation of the notice is attached hereto as Exhibit 99.3. On February 29, 2008, Corpbanca also announced through a separate press release the appointment of Mr. Arturo Valenzuela Bowie to its board of directors. A copy of the press release announcing such appointment is attached hereto as Exhibit 99.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

	By:	/s/ Mario Chamorro
	Name:	Mario Chamorro
	Title:	Chief Executive Officer

Date: February 29, 2008

EXHIBIT INDEX

Exhibit	Description
99.1	Unofficial English language translation of Corpbanca’s announcement of the payment of a dividend to its holders of record, published on February 27, 2008, in the Chilean newspaper La Tercera.

99.2	A copy of the press release of Corpbanca dated February 29, 2008, announcing the payment of a dividend to its holders of record.

99.3	Unofficial English language translation of Corpbanca’s announcement of the election of Mr. Arturo Valenzuela Bowie to its board of directors, published on February 27, 2008, in the Chilean newspaper La Tercera.

99.4	A copy of the press release of Corpbanca dated February 29, 2008, announcing the election of Mr. Arturo Valenzuela Bowie to its board of directors.